X-Cal Resources Ltd.
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March 30, 2006

Office of International Corporate Finance
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SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents filed for X-Cal Resources Ltd. today, March 30, 2006:

- Letter to the Shareholders of X-Cal Resources
- Notice of Special Meeting of the Shareholders
- Proxy
- Information Circular
- Sillitoe Report

Sincerely,
X-CAL RESOURCES LTD.

Sharon MacLellan
/sml
+ encl

A report prepared for X-Cal Resources Ltd.

EXPLORATION POTENTIAL OF THE SLEEPER PROJECT, NEVADA

Richard H. Sillitoe

January 2006

The following paper is not a NI-43-101 report and should be considered as a supplement to NI-43-101 documents for the Sleeper Project.

CONTENTS

FIGURE

Caution Concerning Forward-Looking Statements

This report and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfil expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this report and related documents are based on beliefs, estimates and opinions on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

EXECUTIVE SUMMARY

- Sleeper has many geologic features of epithermal gold deposits of low-sulfidation type worldwide, although the early-stage breccia-stockwork mineralization rich in sulfide minerals is an unusual adjunct to the more typical sulfide-deficient veins. Low-sulfidation deposits are of particular exploration interest because they host many of the world's bonanza-grade (>1 oz/t) ore shoots that invariably sustain some of the industry's lowest-cost gold mining operations.

- Notwithstanding several substantial exploration programs at Sleeper, both during and subsequent to the open-pit mining activity, the district is considered to have been only incompletely tested. The potential areal and depth extents of low-sulfidation gold districts were apparently not fully appreciated and, hence, not factored into the exploration strategies employed.

- Additional potential is believed to remain in the Sleeper project area, mainly beyond the area that was extensively drilled previously. The prime target is a bonanza-grade vein, broadly parallel to the Sleeper vein but with greater persistence both along strike and down dip. Accompanying breccia-stockwork gold mineralization may also be of interest, especially if the contained sulfides are thoroughly oxidized.

- Extensive discussions during this assignment, involving input from ten experts on the Sleeper district, reached the consensus view that five specific high-priority exploration targets may be defined in the Sleeper district. Four of them appear to lie beneath relatively shallow (<150 m) overburden, whereas the fifth is the range-front structural zone that is exposed at the foot of the Slumbering Hills, immediately east of the Sleeper pit. Three of the targets are entirely untested, whereas the other two appear to have been subjected to only preliminary drill testing.

- Recent three-dimensional compilations of geologic, geochemical, and geophysical data sets, some not available before, were used to highlight the five exploration targets. These data sets will soon be merged into a single database, which may be used to further refine the targets preparatory to drill testing.

- A disciplined drilling approach is recommended, with each target being tested using fences of inclined RC holes that overlap one another so that any veins present cannot fail to be intersected. Most targets will require a minimum of three drill fences assuming that the first fence across each target provides adequate encouragement.

- The proposed exploration program does not address two large portions of the extensive land package, namely the outcropping Slumbering Hills area and the westernmost concealed area where overburden thicknesses are inferred to exceed 150 m. Both these areas may contain low-sulfidation gold mineralization of potential interest, but are assigned lower priorities than the area selected for immediate attention.

INTRODUCTION

At the request of Shawn Kennedy, the writer spent three and one-half days reviewing the exploration potential of the Sleeper project in Humboldt County, Nevada, on behalf of X-Cal Resources Ltd. Technical briefing sessions were held in Reno and at the Sleeper exploration office, where maps, hand samples, and selected drill core were also inspected. A final technical session was convened in Winnemucca.

The review benefited from the participation of a group of individuals who have had long associations with the Sleeper project, namely Keith Blair (geological consultant), Vic Chevillon (Placer Dome Exploration), Rich Histed (New Sleeper Gold LLC), Shawn Kennedy (President, X-Cal Resources), Larry Kornze (geological consultant), Larry Martin (New Sleeper Gold LLC), Win Rowe (geological consultant), Ken Snyder (geological consultant), and Jim Wright (independent geophysical consultant). The three-dimensional geochemical visualization of the Sleeper deposit provided by Robert Jackson (independent geochemical consultant) was also valuable.

This report summarizes the geologic model for the previously mined Sleeper gold deposit and its environs preparatory to an assessment of the exploration potential of the Sleeper project. The review process resulted in the selection of specific targets meriting further work, including drill testing, along with the elaboration of a systematic exploration approach.

SLEEPER GEOLOGIC MODEL

Regional setting

Sleeper is one of several low-sulfidation epithermal gold deposits localized by the north-northwest-striking North Nevada rift, the site of active extension and compositionally bimodal (basalt-rhyolite) volcanism during the mid-Miocene. The rift zone occupies a back-arc setting and has been linked by some investigators to the effects of mantle plume activity.

Midas and Mule Canyon are the currently exploited low-sulfidation epithermal gold deposits in the North Nevada rift, with Ivanhoe and perhaps Fire Creek earmarked for production. Sleeper lies beyond the main rift zone, but may be localized by a subsidiary parallel axis of rifting marked by a prominent linear magnetic anomaly comparable to that defining the main rift.

Stratigraphic setting

The Sleeper deposit is hosted by a shallowly east-dipping sequence of faulted volcanic and volcaniclastic rocks of mid-Miocene age. The association of rhyolitic and andesitic to basaltic units suggests a bimodal association. The most important gold mineralization, including the bonanza-grade ore for which Sleeper was particularly famous, is contained by the Sleeper rhyolite, which appears to comprise both intrusive and extrusive, tuffaceous units. Where observed during this visit, the intrusive rhyolite is a homogeneous, devitrified rock displaying consistent flow foliation parallel to the district-wide dip attitude. If this observation is confirmed more widely, it suggests that the rhyolite has a sill-like geometry more appropriate to a subsurface cryptodome than a flow-dome complex. Radiometric dating suggests a close temporal relationship between the intrusive rhyolite and gold mineralization.

These rhyolitic rocks are underlain by an andesitic to basaltic unit, which includes distinctive amygdaloidal flows, which, in turn, overlies a fine-grained volcaniclastic and/or air fall succession. The latter is in unconformable contact with a folded metasedimentary formation assigned a Permo-Triassic age, which crops out widely in the Slumbering Hills immediately east of the Sleeper deposit. The Miocene and older rocks beneath the Sleeper rhyolite appear to be less favorable hosts for gold mineralization, probably because they do not sustain brittle fractures as readily as the brittle rhyolite.

The main Sleeper vein and all accompanying mineralization beneath the pediment west of the range front were concealed beneath lacustrine sediments and alluvial deposits of post-mineral timing. The post-mineral sequence thickens progressively westward, with drill-hole evidence supplemented by a magnetotelluric geophysical interpretation provided by Jim Wright showing that thicknesses probably only exceed about 150 m to the west of an imaginary north-south line drawn just west of the tailings disposal area.

Structural setting

Gold mineralization at Sleeper, and in the Slumbering Hills to the east (e.g., Alma and Jumbo prospects), appears to be confined to a northwest-trending structural corridor (Fig. 1), which may be considered as a zone of basement weakness that acted as a fundamental control on the localization of gold mineralization. At the scale of the Sleeper deposit, a component of this northwest system interrupts the continuity of the main Sleeper and Wood veins, near the middle of the Sleeper pit (Fig. 1), and appears to have acted as a transfer structure at the time of gold introduction.

The gold mineralization at Sleeper coincided with an episode of broadly east-west extension, which gave rise to a set of north- to north-northeast-striking normal faults, the most important of which display west-side-down displacement. The principal fault in the Sleeper district, marked at surface by a broad zone of brecciation and shearing, is located at the range front where it places outcropping Permo-Triassic metasedimentary rocks to the east against the concealed Miocene volcanic succession to the west. Subsidiary faults, which may be considered as hanging-wall splays, have opposite vergence. The normal faults may have listric geometries, although this has yet to be fully confirmed. The principal gold mineralization, with a vertical extent of only about 100 m, appears to be controlled mainly by the west-dipping normal faults, either where they juxtapose Sleeper rhyolite and the andesitic to basaltic flow unit or, at shallower levels, where they cut the rhyolite itself. East-dipping faults are also mineralized, as exemplified by the West Wood breccia (see below). There is a suggestion that the main ore shoots coincide with the fault segments that underwent maximum throw.

Three-dimensional visualizations of multi-element geochemical data (provided by Robert Jackson) and blast-hole assays for gold and silver (provided by Vic Chevillon), generated using GoCAD pattern-recognition software, show that additional structural directions influenced gold deposition in the Sleeper deposit. Clearly, east-west and northeast structures contiguous with the main north-striking vein structure were also locally dilated at the time of mineralization. There is a suggestion that the northeast structures underwent minor sinistral strike-slip motion during mineralization, thereby resulting in the weakly sigmoidal shape defined by the Sleeper and Wood veins. The strike-restricted, steeply plunging geometries of the highest-grade gold mineralization at Sleeper suggest control by intersections of the north-striking and transverse structures.

It is clear that the current structural architecture of the Sleeper district existed at the time of the gold mineralization. Nevertheless, an undetermined amount of post-mineral displacement has also taken place, although this is apparently fairly limited in the zone of the known gold mineralization. In the Sleeper pit during mining, for example, a post-mineral normal fault was clearly visible in the footwalls of the Sleeper and Wood veins.

Alteration features

In common with many low-sulfidation epithermal vein systems, illite alteration accompanies the main gold mineralization at Sleeper. The lower-temperature zones peripheral to the main gold mineralization are characterized by smectite according to the results of an ASD spectrometer survey of selected drill core. The spectrometer also reportedly detected ammonium-bearing minerals, including buddingtonite, in proximity to the main veins, where adularia is visually prominent.

The upper parts of the gold-mineralized zones contain abundant kaolinite, which has destroyed much, but not all, of the pre-existing illite and smectite. The kaolinite occurs within the zone of supergene sulfide weathering, averaging about 100 m thick, as well as beneath it in the underlying sulfide zone. While some of this kaolinite, including local late-stage cavity fillings of massive kaolinite in the veins, may be attributed to the effects of downward-migrating fluids that originated in the overlying steam-heated environment, much of it is believed to be of supergene origin. Supergene oxidation of the abundant iron sulfides associated with the gold mineralization (see below) would have generated abundant acidic solutions capable of widespread kaolinization, both above and below the water table existing at the time.

Larry Martin provided samples of altered rocks diagnostic of the steam-heated environment, which existed between the paleo-water table and paleosurface at the time the Sleeper system was active. Vuggy chalcedony and opal, in which cavities are lined with kaolinite and minor cinnabar and metacinnabar, were reportedly obtained from a shallow RC hole in the Bedrock Casino area, immediately northwest of the Sleeper pit, whereas the powdery cristobalite-bearing rock rich in native sulfur crops out immediately east of the pit, where this writer observed similar material in situ during the early stages of the Sleeper mining operation. These occurrences of steam-heated alteration are interpreted as the basal erosional remnants of a formerly thicker, blanket-like horizon that capped the entire gold-bearing zone. The thickness of this former steam-heated horizon cannot be determined with any degree of certainty, although 50 m might be a reasonable estimate given the structurally depressed setting of the Sleeper district.

Gold mineralization

In marked contrast to most low-sulfidation epithermal gold districts, Sleeper hosts two distinct albeit closely associated mineralization types: sulfidic breccias and stockworks and sulfide-deficient chalcedony-adularia veins. Only the latter type is characteristic of most low-sulfidation deposits.

The hydrothermal breccia ore and its transitions to stockwork-style mineralization are characterized by the introduction of abundant pyrite and marcasite intergrown with chalcedony. The latter, where unoxidized, is gray to black in color due to fine impregnation by the iron sulfide minerals. The iron sulfides typically constitute 10-15 volume % of the

breccia. Gold values are typically modest in the breccia ore alongside the Sleeper vein, although bonanza-gràde intersections have been obtained recently from similar material at the West Wood breccia prospect. The Ag/Au ratios are generally somewhat higher than in the sulfide-poor veins.

The chalcedony-adularia veins tend to be rather irregular and impersistent structures (Fig. 1), displaying crustification and colloform textures in common with most low-sulfidation epithermal veins. The sulfide content probably does not exceed 3 volume %, most of it comprising silver-bearing minerals. Spectacular, coarse-grained visible gold, giving rise to multi-ounce assays, characterized the veins, and in the Sleeper vein occurred as semi-continuous colloform bands. Although the hypogene electrum was shown to have lost some of its silver content as a result of supergene weathering, the observed distribution and grain size of the visible gold are inherited hypogene features.

Most of the chalcedony-adularia veins appear to transect the breccia-stockwork mineralization and, hence, are younger. Nevertheless, the occurrence of banded chalcedony vein clasts, some containing visible gold, in breccia near some of the crosscutting veins shows that there was some temporal overlap between the two mineralization types. It is speculated that the breccias, emplaced as a result of fluid-overpressuring events in the hydrothermal system, tapped fluids containing a greater magmatic component, a proposal supported by the exceptionally high Mo (up to 0.4 %) and U (up to 11 %) contents in part of the West Wood breccia. If the suspected tourmaline or dumortierite observed in samples of the small Blue vein, in the western part of the Sleeper pit, are confirmed, the boron required for their precipitation may also have a direct magmatic origin.

EXPLORATION POTENTIAL

General considerations

Notwithstanding the extensive exploration, including a total of >400,000 m of reverse circulation (RC) and core drilling (in >3,000 holes), conducted by Amax, X-Cal Resources, and the New Sleeper Gold/X-Cal Resources joint venture in the Sleeper district, additional gold potential is believed to still exist. The drilling programs carried out by Amax appear to have confirmed that the Sleeper and Wood veins lack both along-strike and down-dip extensions of any consequence. The mineralized zones defined by X-Cal Resources and New Sleeper Gold/X-Cal Resources at West Wood and Facilities demonstrate that additional auriferous structures are present, although these two bodies are clearly subeconomic on a stand-alone basis. As documented in a recent report by Jeff Hedenquist (December 2005), most of the drilling to date has been shallow and did not penetrate more than approximately 250 m vertically into bedrock as well as being largely confined to the immediate vicinity of the Sleeper pit. Recent experience in comparable low-sulfidation gold districts, such as Midas in Nevada and El Peñón in northern Chile, highlights the fact that major high-grade veins continue to be discovered after many years of intense and well-directed exploration effort and several hundred thousand meters of exploratory drilling. Such discoveries typically result from improved understanding of the district geology.

The exploration recommendations made below are presented in the context of the current knowledge of low-sulfidation epithermal gold districts worldwide. They take a broader view of the likely overall dimensions of the Sleeper district as well as expanding the depth interval over which economic gold mineralization might be anticipated. Nevertheless, for well-

founded practical and economic reasons, all recommended targets are restricted to the eastern parts of the pediment, where no more than about 150 m of post-mineral cover are present (see above). The work conducted since the cessation of mining at Sleeper has resulted in an enormous increase in geologic knowledge of the district, much of which has yet to be brought to bear on target definition. The current database, which is close to being finally compiled (see below), will underpin future exploration efforts and greatly facilitate the targeting process.

Exploration implications of geologic model

When the Sleeper district is viewed in the context of major low-sulfidation epithermal gold districts worldwide, a number of features relevant to exploration become apparent and need to be taken into consideration in the design of an exploration program:

- If the Sleeper and Wood veins are considered as separate ore shoots on a single north-striking structure, as seems likely, the Sleeper district contains only one substantial vein. Most low-sulfidation districts contain a minimum of two major veins and many of them comprise three or more. Hence, the existence of at least one more major vein in the Sleeper district is considered probable. Bearing in mind that all mineralization is concealed beneath post-mineral cover and cannot be prioritized on the basis of its surface expression, there is every chance that an undiscovered vein could be longer, wider, and/or higher in grade than the Sleeper structure.

- The veins in most low-sulfidation gold districts tend to be either subparallel to one another and/or follow directions within 45° of one another. Veins perpendicular to one another are unusual. This observation implies that any additional veins in the district are most likely to strike northerly or within 45° either east or west of north. Hence, drill holes oriented at right angles to the Sleeper structure, that is to say east-west, are unlikely to miss any additional major vein that may exist.

- In districts containing several subparallel veins, the ore shoot(s) in each vein tend to lie opposite one another to form mineralized corridors running across the districts at high angles to the veins. It is evident from Figure 1 that this would be the case in the Sleeper district should the proposed exploration targets prove to be ore bearing.

- The fact that the roots of a steam-heated horizon are preserved at Sleeper implies that much of the original vertical extent of the ore shoots is preserved, although the existence of small volumes of nearby detritus containing vein clasts shows that the tops of some shoots were eroded. This situation, which is likely to persist westward where downfaulting becomes progressively greater, maximizes the amount of gold ore present. However, it also makes exploration more difficult because it increases the likelihood that ore shoots may be blind and thereby concealed beneath barren or poorly mineralized bedrock. It is important to stress that the original elevations of the tops of low-sulfidation veins can vary by at least 200 m in some districts (e.g., El Peñón). Consequently, any additional major vein(s) in the Sleeper district will not necessarily have ore shoots spanning the same restricted elevation range as the Sleeper and Wood shoots. Indeed, the apparent top of the West Wood breccia lies150 m lower in elevation than the pre-mine top of the Sleeper and Wood shoots, although it remains to be determined if this is an original feature or the product of post-mineral

faulting. No matter which is the case, it is clear that the practical significance of the post-mineral fault displacement in the district is reduced.

- The existence of two gold mineralization types, the sulfidic breccias and stockworks and low-sulfide chalcedony-adularia veins, in the Sleeper district poses a question for the explorationist. Is it possible that the low-sulfide veins may not be surrounded everywhere by the breccia-stockwork mineralization, but may also occur alone as they do in most low-sulfidation epithermal gold districts? If occurring alone, the veins would likely lack appreciable alteration and pyrite-marcasite halos. This possibility, which needs to be kept firmly in mind, would obviously invalidate the use of geologic, geochemical, and geophysical vectors developed specifically for the Sleeper vein.

Priority exploration targets

During this review, a consensus was reached on the priority targets for future exploration in the Sleeper district. The targets were developed using the currently available geologic, geochemical, and geophysical databases, although all of them have been considered previously. Particularly influential for target definition were the current geologic model and inferred ore controls for the district, as summarized above, in combination with a structural interpretation incorporating geologic mapping, magnetic, and seismic data by Charles Tarnocai (Placer Dome Exploration) and a more recent structural interpretation based on magnetic and gravity data by Jim Wright, the latter enhanced using GoCAD imaging by Vic Chevillon.

The five principal exploration targets (Fig. 1) are summarized below, although one or more of them may undergo some refinement once the various three-dimensional databases are eventually merged (see below). All the targets are considered prospective for either one or both types of Sleeper gold mineralization, although the existence of additional styles, such as auriferous mantos (e.g., along the top of the metasedimentary basement), cannot be precluded. It is difficult to prioritize these five targets, although their order of treatment is probably a fair approximation.

- The West Graben target is centered on an inferred north-striking structure that runs immediately west of the tailings disposal area. It is located approximately along the break between the shallow (<150 m) and deeper post-mineral cover. The target is defined on the basis of a north- to north-northeast-striking air-photo lineament defined by Larry Martin, which coincides well with normal faults inferred by Charles Tarnocai and a steep gradient apparent on the three-dimensional gravity interpretation. The potentially mineralized fault is believed to mark the eastern boundary of a graben, which is separated from the main Sleeper graben by an intervening horst. The West Graben target is untested.

- The Northwest target is defined on the basis of a residual gravity feature and a magnetotelluric resistor. Recent drilling has intersected narrow, banded chalcedony veins containing up to 1 g/t Au, which are flanked by smectite alteration. The veins dip steeply eastward, suggesting that the controlling structure may be a hanging-wall splay off of a more important west-dipping fault. Vein-type mineralization on the west-dipping fault constitutes the principal target. The low-temperature character of the alteration halo may imply that any ore shoots are likely to occur either laterally or

beneath the vein intersections or, alternatively, that the gold-bearing veins are late, low-temperature features lacking appreciable gold potential.


410000
412000
414000
4578000
4576000
4574000
Northwest Target
West Graben Target
Sleeper Pit
Range Front Target
South Dump Target
Southwest Target
0 500 1,000
Meters
Targets
Bonanza-grade Gold Ore
Main Inferred Normal Fault (C. Tarnocai)
Main Structural Corridor (C. Tarnocai)

Figure 1. Priority Exploration Targets, Sleeper District

- The Southwest target appears to be an elongate, horst-like feature beneath a minimum of only about 125 m of post-mineral cover based on the magnetic interpretation. The inferred structure appears to be geometrically similar to the Sleeper vein in map view. A magnetotelluric resistor, possibly defining a silicified zone, alongside a resistivity low defines the target, with these features being separated by a north-striking residual gravity linear. The inferred structure is further emphasized by well-defined mercury vapor and soil gas (CO_2) anomalies. The Southwest target lies well beyond the outer limits of the current drilling.

- The Range Front target coincides with the range-front fault that juxtaposes the outcropping metasedimentary basement and largely concealed Miocene volcanic package. The target is defined on the basis of the exposed tectonic and, possibly, hydrothermal brecciation, silicification, limonite after iron sulfides, and localized chalcedony veining. The structure is also defined by a broad, linear chargeability high

along with strongly anomalous rock-chip geochemical values for Ag, As, Sb, Mo, and K, patchy anomalous gold values, and mercury vapor anomalism. Any ore-grade gold and silver mineralization within the Range Front target may be confined to restricted segments of the fault that are influenced by northwest-striking structures, like the one south of the Sleeper pit that controls the Chicken Track vein and was shown previously by Win Rowe to contain gold values near its intersection with the range-front fault. The breccia-stockwork type mineralization is probably the more likely target, although largely blind chalcedony-adularia veins cannot be ruled out. Quartzite and calcareous units within the metasedimentary package may prove to be more favorable hosts than the ubiquitous siltstone. Although the concealed volcanic rocks and unconformably underlying metasedimentary rocks immediately west of the range-front fault have been extensively drilled, the fault itself has apparently yet to be penetrated by a drill hole.

- The South Dump target, largely concealed beneath the south dump, lies west of the range-front fault along the same northwest-striking structure referred to in the above summary of the Range Front target. It is marked by an intense, oval-shaped chargeability high and a north-trending magnetic feature, and is enhanced by several nearby RC holes that reportedly intersected altered rocks and gold values. Re-logging of the cuttings from all previous drill holes in its vicinity should better define (or perhaps eliminate) the South Dump target.

Exploration approach

The first stage of the proposed exploration program at Sleeper would be the completion of the database compilation and eventual merging of the geologic, geochemical, and geophysical data sets in GoCAD format. The bedrock geologic map needs additional input, including the separation and delimitation of the possible rhyolite cryptodome. The structural picture would benefit from further elaboration, which might be assisted by reprocessing of the single east-west seismic line across the district and its western extensions. This reprocessing may also better define overburden thicknesses in the western parts of the district. Stereo interpretation of high-resolution Ikonos or OrbView satellite images of the district may enable detection of subtle lineaments that might reflect bedrock faults. Discrimination of pre- and post-mineral fault offsets would be a useful but not critical addition.

Once the geologic, geochemical, and geophysical data sets are merged, further scrutiny of the full three-dimensional database may allow refinement of the five targets proposed above and, potentially, even the definition of additional targets. The geologic and geophysical data should help to define potentially mineralized fault segments, whereas the drill-hole lithogeochemistry and ASD-defined alteration mineralogy should provide a powerful vectoring tool for gold ore.

Once the proposed exploration targets are fully defined, they will have to be tested with fences of inclined RC holes. Holes will need to be roughly 500 m in length if they are to overlap within bedrock and thereby fully test the targets to an adequate depth. The first hole on each fence will determine the overburden thickness and thereby define the required length of the other holes in the fence. Given the appreciable sizes of the targets, a minimum of six to ten holes will be needed to test each one. The strike extensive targets, such as West Graben, Southwest, and Range Front, will need a minimum of three widely spaced fences in the event

that the first fence provides serious encouragement. Once a significant auriferous vein is intersected, the systematic fence drilling could be interrupted in order to immediately offset the ore-grade intercept. A disciplined drilling approach is considered more likely to bring success than a scattergun approach that attempts to test too many targets. It is worth emphasizing that fence drilling was directly responsible for the recent discoveries of new veins at the El Peñón and Cerro Bayo low-sulfidation epithermal gold-silver deposits in Chile.

CONCLUDING REMARKS

The principal exploration target envisioned at Sleeper is a bonanza-grade vein that has greater along-strike and down-dip persistence than the Sleeper vein, but comparable gold tenor. Since this type of gold ore is likely to be metallurgically benign and amenable to conventional cyanidation, the depth of the vein with respect to the supergene-oxidized zone is unimportant. However, any spatially associated sulfidic breccia-stockwork mineralization is likely to be of interest only where pervasively oxidized, unless gold grades are exceptionally high, because this ore type is suspected to be more refractory in nature where in an unoxidized state.

Any undiscovered bonanza-grade veins are most likely to occur along north- to north-northeast-striking faults that cause appreciable offset of the volcanic stratigraphy. West-dipping faults are prioritized over those that dip east because the latter are likely to be subsidiary structures. Such ore-bearing faults appear most likely to lie beyond the area explored to date, although theoretically still well within the confines of what would be a relatively small low-sulfidation epithermal gold district. On the basis of current evidence, Sleeper rhyolite is the most receptive host rock, especially where it is faulted against the stratigraphically underlying andesitic to basaltic flow unit. Nevertheless, the possibility of additional host rocks favorable for ore-shoot development must not be ignored.

Should the proposed exploration program yield success in the form of either a bonanza-grade vein and/or breccia-stockwork ore, further attention will then need to be focused on the known gold-bearing zones at West Wood and Facilities, as well as on the incompletely recovered gold that reportedly remains in the low-grade, sulfide-dominated material on the leach pads.

The recommended exploration targets lie within a 4 x 2-km area both west and east of the Sleeper pit (Fig. 1). Additional potential may exist farther west still, but is assigned a lower priority and not addressed further at this stage because of the likely greater overburden thicknesses. Low-sulfidation epithermal gold mineralization, of apparently the same age as Sleeper, also exists southwest of the range-front fault, within the Slumbering Hills. This area is preliminarily assigned a lower priority than the area west of the range-front fault, but nevertheless requires systematic appraisal. One possibility would be to joint venture these two lower-priority parts of the land holding to any interested third party.



Reno, NV
14th January 2006

Richard H. Sillitoe

X-Cal Resources Ltd.

TSX/XCL **March 30, 2006**

LETTER TO SHAREHOLDERS

A meeting of the shareholders will be held on April 24/2006 at 2:30 PM at the Ontario Club in Toronto, to approve a share issue.

The purpose of the issue is to fund acquisition of New Sleeper Gold's interest in the Sleeper Gold Project, Nevada, as described in an X-Cal press release dated January 25, 2006 and to fund the work recommended in Dr. Richard Sillitoe's paper on the "Exploration Potential of the Sleeper Gold Project".

Dr. Richard Sillitoe and Dr. Jeffrey Hedenquist were commissioned separately to provide their opinions of the exploration potential at Sleeper. The opinions are part of management's analysis of the proposed acquisition and continued exploration of Sleeper. Dr. Hedenquist's paper is available @ www.x-cal.com. and Dr. Sillitoe's paper is included in this mailing.

Dr. Sillitoe compares the geologic similarities of "Sleeper", the "Ken Snyder Midas Mine" in Nevada and Meridian's "El Peñón" gold mine in Chile on pages 4,7,8 and 12 of his paper. He was instrumental in the discovery process at El Peñón over a 10-year time frame.

The presence of both Ken Snyder and Richard Sillitoe on X-Cal's consulting team is significant. The recent addition of Vic Chevillon, previously, "Senior Geologist, Business Devlopment, Americas, Placer Dome" is also important, as he has followed Sleeper closely for several years and is an accomplished professional.

A NI-43-101 Technical Report (March 2006) by Thomason, Rowe & Kornze contains comprehensive information on the Sleeper Gold Property and has been posted to www.SEDAR.com.

Full payment for the New Sleeper half of the Sleeper Gold Project is set at 10 million common shares of X-Cal Resources Ltd. and $CAN 5 million cash.

X-Cal shareholders will be asked to approve the issue of up to 76 million common shares of the corporation by private placement to fund the cash portion of the acquisition and a major exploration program, as recommended in the reports.

The actual number of shares to be issued may be substantially less than the total to be authorized, depending on the route chosen to accomplish the exploration budget. Share issue is the route for X-Cal to fund the recommended exploration independently.

Two mining companies have stated interest in discussing "direct earn in" to the Sleeper Gold Project, by funding of exploration through to development, after they were presented with the current data. If substantial funding proposals are made, which would include involvement of our team in the exploration, management will consider them, as possible alternatives to share issuance.

Our plan is to finance both the amount necessary to complete acquisition of 100% of Sleeper and to fund the recommended major exploration program, either by the authorized share issue, or by property development agreement. Accomplishing these steps will "double" our interest in the Sleeper Property and provide means to move the project ahead substantially.

RECENT HISTORY

During the Sleeper joint venture, $US 20 million was invested into the project by New Sleeper Gold Corporation. New Sleeper became the project operator and gained a 50% interest in the property, in return for the cash contribution.

Approximately half of the investment by New Sleeper Gold Corporation was spent to secure the property. In particular, a $US 5.4 million environmental assurance policy was purchased from AIG. The policy is a project asset that guarantees and funds reclamation at the Sleeper Mine Site and also provides $US 25 million of environmental liability insurance. Kinross received $US 4 million, as the final payment in a series of cash and share payments, for their interest in the Sleeper District.

The balance of JV funds under New Sleeper's management (approximately $US 10 million) was divided between general corporate purposes and exploration funding.

X-Cal estimates US $6 to $7 million of useful, new, high-quality data (exclusive of overheads) was generated by the Joint Venture.

Approximately 80% of the JV drilling budget was concentrated on two areas: "West Wood" and "Facilities." The percentage figure also includes six holes that were drilled "under the pit". There are some very encouraging intercepts in the drilling for these areas, which can be reviewed in the March 2006 technical report. (An example is a West Wood intercept which averaged .35 oz per ton Au for 135ft.) The West Wood and Facilities areas have been prioritized in the Sillitoe Paper as "to be returned to" AFTER testing of the 5 priority targets in the paper.

CURRENT

Some of the most encouraging data from the Joint Venture work has come from a variety of surveys that occurred during the later part of the JV. These surveys are described in detail in the March 2006 technical report, along with work recommendations.

The five, priority, targets outlined in the Sillitoe paper are the result of integrating all data, from a massive database, using advanced geologic systems and the vision of X-Cal's team.

New Sleeper's willingness to convert their interest in the project for cash and shares of X-Cal recognizes market efficiencies to be achieved by single company control of the project. The willingness to take X-Cal shares, as part payment, shows a wish to participate in the future of the district.

If the transaction is completed along with exploration funds to implement the work recommendations, X-Cal will have doubled its interest in the Sleeper Gold Project, and placed our company in position to advance.

The team of Dr. Ken Snyder, Larry Kornze, P. Eng., Win Rowe, M.Sc, James Wright, M.Sc, Keith Blair, M.Sc, Larry Martin, GEO, and most recently, Vic Chevillon, M.Sc. are with X-Cal in a good gold market, by choice, because of Sleeper. Their conclusions about where to spend their time are supported by data.

The conclusion reached by management is that the proposed acquisition of New Sleeper's interest in the Sleeper Property is justified both from a financial and a geologic perspective.

I look forward to seeing you at the Shareholders Meeting.

Shawn Kennedy
President

The transaction is subject to regulatory approvals and market conditions.

The contents of this release have been reviewed by Larry Kornze, P.Eng, who is a "Qualified Person" as defined by NI-43-101.

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a

timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

X-CAL RESOURCES LTD.

PO Box 48479 Bentall Centre, Vancouver, BC, V7X 1A0
Tel: 604-662-8245 Fax: (604) 688-7740

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the Special Meeting (the "Meeting") of Shareholders of X-Cal Resources Ltd. (the "Company") will be held on Monday, April 24, 2006 **at the Canadian Room of The Ontario Club, 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario at the hour of 2:30 p.m. in the afternoon, local time**, for the following purposes:

1. To approve a private placement that could result in the issuance to insiders, existing shareholders of the Company and other investors of up to 76,000,000 Common shares; and
2. To transact such other business as may properly come before the meeting or at any adjournment thereof.

The board of directors has fixed the close of business on March 20, 2006 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting.

The accompanying information circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Shareholders who are unable to attend the meeting in person and who wish to ensure that their shares will be voted at the Meeting, are requested to complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the information circular accompanying this Notice.

Dated at Vancouver, this 23th day of March, 2006.

By order of the board,

(Signed) "*Shawn M. Kennedy*"

Shawn M. Kennedy, President & CEO

X-CAL RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1
www.computershare.com

Contact us at:
www.computershare.com/service

PROXY

SPECIAL MEETING OF SHAREHOLDERS OF X-CAL RESOURCES LTD. (the "Company")

TO BE HELD AT The Canadian Room of The Ontario Club , 5th Floor, Commerce Court South, 30 Wellington Street West, Toronto, Ontario ON Monday, April 24, 2006, AT 2:30 PM, local time.

The undersigned registered shareholder ("Registered Shareholder") of the Company hereby appoints, Shawn M. Kennedy, a Director of the Company, or failing this person, John M. Arnold, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular). Please indicate your voting preference by marking an "X" in the space provided.

		For	Against
1.	To approve a private placement that could result in the issuance to insiders, existing shareholders of the Company and other investors of up to 76,000,000 Common shares		
2.	To transact such further and other business as may properly come before the Meeting or at any adjournment thereof		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________ **Date:** ______________________

Please Print Name: ______________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED. SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of **Computershare** no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Investor Services
Proxy Dept. 100 University Avenue 9th Floor
Toronto Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 Outside North America: (416) 263-9524

X-CAL RESOURCES LTD.

INFORMATION CIRCULAR

(As at March 23, 2006 except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of X-Cal Resources Ltd. (the "Company") for use at the special meeting of the Company to be held on Monday, April 24, 2006 and at any adjournments thereof (the "Meeting"). The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. **The cost of solicitation will be borne by the Company.**

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the proxyholder for the shareholder ("Registered Shareholder"). The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Company (the "Management Proxyholders").

A Registered Shareholder has the right to appoint a person other than a Management Proxyholder to represent the Registered Shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. A proxyholder need not be a Registered Shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

If no choice is specified and one of the Management Proxyholders is appointed by a Registered Shareholder as proxyholder, such person will vote in favour of each matter identified in the notice of Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this information circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Canada, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not

registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the notice of the Meeting, this information circular and the enclosed form of proxy (collectively, the "meeting materials") to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive meeting materials will receive from his or her Intermediary a voting instruction form which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the Shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder.

Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners". If the Company or its agent has sent these materials directly to you (instead of through an Intermediary), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction or form of proxy is to be delivered.

REVOCABILITY OF PROXY

Any Registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the Registered Shareholder or by his attorney authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only Registered Shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for the Company or their respective Intermediary, as the case may be, to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Shares, of which 76,135,255 Shares are issued and outstanding. The holders of Shares are entitled to one vote for each Share held. Holders of Shares of record at the close of business on March 20, 2006 will be entitled to receive notice of and vote at the Meeting. The Company has only one class of shares. To the knowledge of the directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights except as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Kinam Gold Inc.	9,500,000	12.48%

EXECUTIVE COMPENSATION

The Executive Compensation section contained in the Company's information circular dated August 9, 2005 as filed on www.sedar.com is hereby incorporated by reference and forms part of this information circular. If you wish to obtain a copy of the Company's information circular dated August 9, 2005, you may do so upon request to the Company and a copy will be provided free of charge.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Securities Authorized For Issuance Under Equity Compensation Plans section contained in the Company's information circular dated August 9, 2005 as filed on www.sedar.com is hereby incorporated by reference and forms part of this information circular. If you wish to obtain a copy of the Company's information circular dated August 9, 2005, you may do so upon request to the Company and a copy will be provided free of charge.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers, or their respective associates, are or have been indebted to the Company or its subsidiary during the most recently completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out herein, no informed person and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or would materially affect the Company or its subsidiary.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiary are performed to any substantial degree by a person other than the directors or executive officers of the Company or its subsidiary.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No informed person of the Company and no associate or affiliate of the foregoing person has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction which in either such case has materially affected or

would materially affect the Company, except as set forth below under the heading "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Issuance of Securities

Background and Acquisition

The Company presently holds a 50% joint venture interest in the Sleeper gold project located in Humboldt County, Nevada (the "Sleeper Property"). As announced by the Company on January 25, 2006, the Company has reached an agreement (the "Agreement") to purchase the other 50% joint venture interest in the project from New Sleeper Gold Corporation ("New Sleeper"). Pursuant to the terms of the Agreement, the Company will become sole owner and operator of the project on the Sleeper Property (the "Sleeper Gold Project") and will fund ongoing exploration. Information regarding the Sleeper Property and the Sleeper Gold Project is available under the Company's profile on SEDAR at www.sedar.com or on the Company's website at www.x-cal.com.

In order to acquire New Sleeper's 50% interest in the Sleeper Gold Project, the Company must (i) issue 10 million Shares to New Sleeper and (ii) make a cash payment to New Sleeper of $5 million (the "Cash Payment") by the later of May 16, 2006 or within 90 days of the receipt of regulatory and shareholder approval by New Sleeper.

The Company paid $50,000 to New Sleeper concurrently with the signing of the Agreement. A further $100,000 will be paid when regulatory and shareholder approval are obtained by New Sleeper. The balance of the Cash Payment ($4.85 Million) and the delivery of the Shares must occur within the time frame set out above.

The Company expects that the transaction will result in both exploration and market efficiencies. As part of the Agreement, the Company has agreed to use commercial best efforts to spend at least U.S.$5 million on or for the benefit of the Sleeper Property over the three year period following the acquisition of the interest.

As a consequence of this transaction, it is anticipated that New Sleeper will become the largest individual shareholder of the Company. The Shares to be received by New Sleeper will be subject to an escrow and released over a two-year time frame.

Closing of the acquisition of New Sleeper's 50% interest in the Sleeper Gold Project is subject to the satisfaction of a number of conditions by June 30, 2006, including regulatory approval to raise at least $4.5 million, as contemplated by the Private Placement (described below).

While the acquisition of New Sleeper's 50% interest and issuance of Shares to New Sleeper do not require shareholder approval, the concurrent financing pursuant to the Private Placement does require shareholder approval under the rules of the Toronto Stock Exchange (the "TSX").

Private Placement

In order to satisfy the conditions of the Agreement, including the funding of the Cash Payment and to continue exploration on the New Sleeper Property, the Company plans to conduct a private placement financing of up to 76,000,000 Shares in one or more tranches (the "Private Placement"). To the extent that the net proceeds of the Private Placement exceed $4.85 million, they will be used for further exploration of the Sleeper Property and for general corporate purposes.

If the Private Placement Resolution (as defined below) is not adopted by the shareholders or sufficient funds are not raised under the Private Placement, the Company will not be able to complete the acquisition of New Sleeper's interest in the Sleeper Gold Project.

Required Approval for the Private Placement

Pricing

The Private Placement will be made in accordance with applicable by-laws and rules of the TSX. These rules provide that private placements be priced at the volume weighted average trading price of the company's shares for the five trading days immediately preceding the day notice of the private placement is given to the TSX, subject to prescribed discounts as set forth below:

Market Price	***Maximum Discount***
$0.50 or less	***25%***
$0.51 to $2.00	***20%***
Above $2.00	***15%***

The Shares offered under the Private Placement will be at market or within the discount permitted by the TSX. It is anticipated that pricing of at least the first tranche of the Private Placement will occur prior to the date of the Meeting. Any additional tranches of the Private Placement will close by July 25, 2006 or such later date as may be permitted by the TSX.

TSX 25% Rule

Under the rules of the TSX, the Company is required to obtain the approval of shareholders to the issuance of Shares on a private placement basis if more than 25% of the number of Shares which are outstanding on a non-diluted basis are made issuable in connection with a private placement and the private placement is priced at a discount to the TSX defined "market price".

The maximum number of Shares issuable pursuant to the Private Placement equals 76,000,000, representing approximately 100% of the outstanding Shares on a non-diluted basis. As indicated above, the pricing of the Private Placement will either be at market or within the permitted discount. As a result, the TSX requires that the Company obtain either the consent or approval of the holders of a majority of the Shares to the Private Placement either by way of written consent or a majority of votes cast at the Meeting.

10% Insider Participation

The TSX rules also require the Company to obtain the approval of shareholders if, during any six month period, insiders of the Company (as defined under the Ontario Securities Act) are entitled to acquire more than 10% of the outstanding Shares on a non-diluted basis in one or more private placements. In such a case, insiders participating in such private placements are not eligible to vote their common shares in respect of such approval. To the extent that insiders participate in the Private Placement, their participation will be limited to 10% and consequently shareholder approval of insider participation in the Private Placement is not being sought.

No Material Affect on Control

The TSX rules also require the Company to obtain the approval of shareholders if a private placement may "materially affect control" of the Company. A private placement that results, or could result, in a new holding of more than 20% of the Shares by one security holder or combination of security holders acting together will be considered by the TSX to materially affect control, unless the circumstances indicate otherwise. Management does not anticipate that the Private Placement will materially affect control of the Company.

The Resolution

Shareholders are being asked to approve the Private Placement by approving the resolution set out below (the "Private Placement Resolution"). The Private Placement Resolution must be approved by a majority of the holders of Shares.

Unless the resolution is voted against in the form of proxy, the persons named in the accompanying proxy will vote FOR the Private Placement Resolution.

NOW THEREFORE BE IT RESOLVED THAT:

1. The Private Placement, as authorized and approved by the board of directors of the Company and in the circumstances described above, that could result in the issuance to insiders, existing shareholders of the Company and other investors of up to 76,000,000 Shares, be and it is hereby approved, authorized, ratified and confirmed; and

2. Any one officer or director of the Company is hereby authorized and directed, for and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, all such other documents and instruments, and to perform or cause to be performed all such other acts and things, as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement, or instrument or the doing of any such act or thing.

Additional Information

Copies of the Company's financial statements and MD&A may also be obtained by contacting the Company by mail at PO Box 48479, Bentall Centre, Vancouver, BC V7X 1A0, by telephone: 604-662-8245, by fax: 604-688-7740 or by e-mail to invrel@x-cal.com. Additional information relating to the Company is on SEDAR at www.sedar.com.

Financial information is provided in the Company's comparative financial statements and MD&A for the financial year ended March 31, 2005 which are available on SEDAR or from the Company at the address set out above.

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the Shares represented thereby in accordance with their best judgment on such matter.

DATED this 23rd day of March, 2006.

BY ORDER OF THE BOARD

(signed) "*Shawn Kennedy*"

Shawn Kennedy, President and
Chief Executive Officer

(signed) "*John Arnold*"

John Arnold, Chief Financial Officer